Exhibit 99.4

Elemental Altus Royalties Announces Record 2023 and Q4 Revenue, Beating Top End of Guidance

Vancouver, British Columbia--(Newsfile Corp. - March 4, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or "the Company") reports preliminary annual revenue and preliminary adjusted revenue of approximately US$11.7 million and US$17.8 million respectively, 70% higher than 2022, and is the sixth successive year of record revenue for the Company. Preliminary adjusted revenue is above the Company's guidance set for 2023.

2023 Highlights

•	Record preliminary adjusted 2023 revenue of US$17.8 million (+70% vs 2022) comprised of:
o	US$11.7 million attributable royalty revenue; and
o	US$6.1 million attributable revenue[1] from the Caserones copper mine
•	Record preliminary adjusted Q4 revenue of US$5.6 million (+98% vs 2022) comprised of:
o	US$3.9 million attributable royalty revenue; and
o	US$1.7 million attributable revenue[1] from the Caserones copper mine
•	Acquired two further existing royalties on the Caserones copper mine, increasing the Company's effective NSR royalty to 0.473%
•	Acquired an existing 0.68% NSR royalty on the Cactus development stage copper project
•	Fast-tracked the Diba gold project to production through the sale to Allied Gold Corporation, who operate the adjacent producing Sadiola mine. Maiden production from Diba is expected in H1 2024 and the Company has both an uncapped royalty and up to US$5 million in remaining milestone payments
•	Sold 80.1% of one of the largest Egyptian exploration portfolios to In2Metals Explorer S.à r.l. ("In2Metals") to advance the projects through the next stage of exploration. In2Metals has an initial US$10 million exploration commitment and commenced drilling in December 2023. Elemental Altus retain an uncapped 1.5% NSR, milestone payments and a remaining US$0.4 million payment due this year
•	Acquired two NSR royalties over formerly operating gold mines in Canada with an NSR royalty of up to 2.25% over the high-grade Pickle Crow gold project and an NSR royalty of up to 1.5% over the former Hope Brook gold project

Frederick Bell, CEO of Elemental Altus, commented:

"2023 was the sixth consecutive year of record revenues, with US$5.6 million in the fourth quarter being the highest in the history of the Company. This continued revenue growth, which will be paired with reduced costs in 2024, will drive expanded margins and enable the Company to deploy more capital without dilution moving forwards and sensibly consider the prospect of reducing debt and initiating a dividend.

We also built out our exploration and development royalty pipeline in 2023 more than any other year with the addition of royalties in Tier 1 jurisdictions over the formerly operating Cactus copper mine, Pickle Crowgold mine and Hope Brook gold mine amongst others. The disciplined approach we have taken to building out our revenue base puts the Company in the strongest financial position we have been in at a time of capital scarcity and depressed valuations in the mining industry. To be able to invest counter-cyclically while minimising shareholder dilution has been a long-term goal of the Company and we believe we will continue to be able to deliver shareholder value through 2024 and 2025."

Revenue

The preliminary adjusted revenue is based on sales volume of approximately 9,070 attributable gold equivalent ounces1 ("GEOs") from royalty contracts in 2023, up approximately 56% from 5,834 GEOs from 2022. This is above the top end of the Company's guidance of 8,200 - 9,000 GEOs.

For Q4 2023, the preliminary adjusted revenue is based on sales volume of approximately 2,800 GEOs, up approximately 54% from 1,621 GEOs in Q4 2022.

The increased revenue is primarily due to a full year of attributable royalty revenue from the Company's Caserones royalty and an increase in production from the Bonikro royalty.

Royalty revenues are at zero cash cost. These unaudited results should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2023, as and when released.

2024 Outlook

The Company is currently finalizing 2024 guidance from information provided by its operating partners. The Company expects to increase guidance compared to 2023, predominantly based on revenue growth from its Bonikro and Diba royalties.

On behalf of Elemental Altus Royalties Corp.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 243 6511 (ext. 2700)

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-653-9464.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is a revenue generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties, as well as generating royalties on new discoveries. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX Venture Exchange (the "TSX-V") nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this press release. The appointment of the new directors to the Board is subject to the approval of the TSX-V.

Notes

Non-IFRS Measures

The Company has included certain performance measures which are not in accordance with International Financial Reporting Standards ("IFRS"). Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

1 These figures have not been audited and are subject to change. As the Company has not yet finished its year-end annual close procedures, and the audit of the Company's 2023 financial statements is not complete, the anticipated financial information presented in this press release is preliminary, subject to final year-end closing adjustments, and may change materially. The information presented above has not been audited by the Company's independent accountants, should not be considered a substitute for audited financial statements, and should not be regarded as a representation by the Company as to the actual financial results. Financial forecasts herein constitute future-oriented financial information and are subject to the same risks and uncertainties as described below under the heading "Cautionary note regarding forward-looking statements".

Elemental has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS. The Company's royalty revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty revenue received in a period by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental and maybe subject to uncertainty. There can be no assurance that such information is complete or accurate.

Adjusted Revenue

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental's effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company's core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Gold Equivalent Ounces

Elemental's adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period, plus the net gold ounces received in the period from streaming investments. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. Forward-looking statements and information include, but are not limited to, statements regarding the Company strengthening its position and the ability to pursue and effect opportunities to grow the Company, the ability of the Company to identify the best opportunities in an efficient manner, and the Company's ability to add value for shareholders. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of the Company for the year ended December 31, 2022. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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